SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MERANT PLC

(Name of Subject Company (Issuer))

SERENA SOFTWARE, INC.

(Names of Filing Person (Offeror))

Ordinary Shares of 2p each

American Depositary Shares

(Title of Class of Securities)

GB0002483831: ISIN for Ordinary Shares

537336108: CUSIP for American Depository Shares

(CUSIP Number of Class of Securities)

Mark Woodward

President and Chief Executive Officer

SERENA Software, Inc.

2755 Campus Drive, 3rd Floor

San Mateo, California 94403-2538

(650) 522-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

COPY TO:

Kenneth R. Lamb

Stewart L. McDowell

Gibson, Dunn & Crutcher LLP

One Montgomery Street, 31st Floor

San Francisco, CA 94104

(415) 393-8200

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee

*$420,435,017.73	**$53,269.11

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and to be issued ordinary shares, par value 2 pence per share, and American depositary shares (each American depositary share representing five ordinary shares), including shares issuable upon exercise of options (the “Shares”), of Merant plc, a company organized under the laws of England and Wales (the “Company”) at a price per Share of (i) $2.46, net, in cash, translated from 136.5 pence into US dollars at the noon buying rate on March 15, 2004 of $1.7993 per pound sterling, plus (ii) 0.04966 shares of common stock, par value $0.001 per share, of SERENA Software, Inc. and cash in lieu of fractional shares (as further described in the prospectus contained in registration statement on Form S-4, as amended, (the “Prospectus”) filed with the Securities and Exchange Commission by SERENA on March 18, 2004). The value of the Shares was determined, to the extent of SERENA common stock to be exchanged, on the basis of the market value of the SERENA common stock to be exchanged in the Offer (as defined in the Prospectus), which was computed in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the product of (i) $19.66 (the average of the high and low prices per share of SERENA common stock on March 15, 2004 as reported by the Nasdaq National Market) and (ii) the product of (A) 0.04966, and (B) 105,907,136 (the number of Shares of Merant Ordinary Shares outstanding on March 15, 2004), plus 16,443,389 (the number of options to purchase Shares outstanding immediately prior to the announcement of the offer, excluding options over issued Merant shares granted by Merant’s employee benefit trusts, as described in the Prospectus).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate value of the cash and securities offered by the bidder.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,133	Filing Party: SERENA Software, Inc.

Form or Registration No.: 333-113405	Date Filed: March 8, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (“Statement”) relates to the offer by SERENA Software, Inc., a Delaware corporation, to purchase all of the issued and to be issued share capital of Merant plc (“Merant”), including all of its issued and to be issued and unconditionally allotted ordinary shares (“Merant Shares”), and American Depositary Shares (“Merant ADSs”), represented by American Depositary Receipts (“Merant ADRs”), on the following basis: (i) 136.5 pence in cash and 0.04966 of a share of SERENA common stock, $0.001 par value per share (each a “SERENA Share”) for every 1 Merant Share and (ii) 682.5 pence in cash and 0.2483 of a new SERENA Share for every 1 Merant ADS (each Merant ADS representing 5 Merant Shares), upon the terms and subject to the conditions set forth in the Offer Document, dated March 18, 2004 (the “Offer Document”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal and Form of Acceptance, copies of which are attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively (which, as they may be amended and supplemented from time to time, together constitute the “Offer”).

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, all of the information in the Offer Document and the Letter of Transmittal and Form of Acceptance attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities Exchange Commission after the date hereof, is hereby incorporated by reference in answer to Items 1 through 11 of this Statement, except as otherwise set forth below.

Item 12.    Exhibits.

EXHIBIT	DESCRIPTION

(a)(1)(i)	Offer Document (Incorporated by reference to the Registration Statement on Form S-4, File No. 333-113405, as amended (“the 2004 Form S-4”)).

(a)(1)(ii)	Letter of Transmittal (Incorporated by reference to Exhibit 99.3 to the 2004 Form S-4).

(a)(1)(iii)	Form of Acceptance (Incorporated by reference to Exhibit 99.4 to the 2004 Form S-4).

(a)(1)(iv)	Notice of Guaranteed Delivery (Incorporated by reference to Exhibit 99.5 to the 2004 Form S-4).

(a)(1)(v)	Letter for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit 99.6 to the 2004 Form S-4).

(a)(1)(vi)	Letter to Clients (Incorporated by reference to Exhibit 99.7 to the 2004 Form S-4).

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference to Exhibit 99.8 to the 2004 Form S-4).

(a)(4)(i)	Registration Statement on Form S-4, File No. 333-113405, as amended (Incorporated by reference to Exhibit to the 2004 Form S-4).

EXHIBIT	DESCRIPTION

(a)(5)(i)	Long Form Press Release, dated as of March 3, 2004 (Incorporated by reference to the Form 425 filed by the Registrant on March 4, 2004).

(a)(5)(ii)	Short Form Press Release, dated as of March 3, 2004 (Incorporated by reference to the Form 425 filed by the Registrant on March 4, 2004).

(a)(5)(iii)	Script for Conference Call held by Registrant on March 3, 2004 (Incorporated by reference to the Form 425 filed by the Registrant on March 4, 2004).

(a)(5)(iv)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and J. Michael Gullard (Incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(v)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Gerald Perkel (Incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(vi)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Harold Hughes (Incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(vii)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Michel Berty (Incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(viii)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Barry Lynn (Incorporated by reference to Exhibit 5 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(ix)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Don Watters (Incorporated by reference to Exhibit 6 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(x)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Merant Trustees Limited (Incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(xi)	Slide presentation filed by the Registrant (Incorporated by reference to the Form 425 filed by the Registrant on March 10, 2004)

(b)	None.

(c)	Not applicable.

(d)	Inducement Agreement dated 3 March 2004 between Merant plc and Registrant (Incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Registrant on March 9, 2004).

EXHIBIT	DESCRIPTION

(e)	Not applicable.

(f)	Not applicable.

(g)	None.

(h)	None.

Item 13.    Additional Information Required by Schedule 13E-3.

Not Applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERENA SOFTWARE, INC.

By:	/s/ Mark E. Woodward

Name: Mark E. Woodward Title: President, Chief Executive Officer and Director

Dated: March 18, 2004

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Offer Document (Incorporated by reference to the Registration Statement on Form S-4, File No. 333-113405, as amended (“the 2004 Form S-4”)).

(a)(1)(ii)	Letter of Transmittal (Incorporated by reference to Exhibit 99.3 to the 2004 Form S-4).

(a)(1)(iii)	Form of Acceptance (Incorporated by reference to Exhibit 99.4 to the 2004 Form S-4).

(a)(1)(iv)	Notice of Guaranteed Delivery (Incorporated by reference to Exhibit 99.5 to the 2004 Form S-4).

(a)(1)(v)	Letter for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit 99.6 to the 2004 Form S-4).

(a)(1)(vi)	Letter to Clients (Incorporated by reference to Exhibit 99.7 to the 2004 Form S-4).

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference to Exhibit 99.8 to the 2004 Form S-4).

(a)(4)(i)	Registration Statement on Form S-4, File No. 333-113405, as amended (Incorporated by reference to Exhibit to the 2004 Form S-4).

(a)(5)(i)	Long Form Press Release, dated as of March 3, 2004 (Incorporated by reference to the Form 425 filed by the Registrant on March 4, 2004).

(a)(5)(ii)	Short Form Press Release, dated as of March 3, 2004 (Incorporated by reference to the Form 425 filed by the Registrant on March 4, 2004).

(a)(5)(iii)	Script for Conference Call held by Registrant on March 3, 2004 (Incorporated by reference to the Form 425 filed by the Registrant on March 4, 2004).

(a)(5)(iv)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and J. Michael Gullard (Incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(v)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Gerald Perkel (Incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(vi)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Harold Hughes (Incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Registrant on March 9, 2004).

EXHIBIT	DESCRIPTION

(a)(5)(vii)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Michel Berty (Incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(viii)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Barry Lynn (Incorporated by reference to Exhibit 5 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(ix)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Don Watters (Incorporated by reference to Exhibit 6 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(x)	Irrevocable Undertaking dated March 3, 2004 by and among Registrant, Lehman Brothers Europe Limited and Merant Trustees Limited (Incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Registrant on March 9, 2004).

(a)(5)(xi)	Slide presentation filed by the Registrant (Incorporated by reference to the Form 425 filed by the Registrant on March 10, 2004)

(b)	None.

(c)	Not applicable.

(d)	Inducement Agreement dated 3 March 2004 between Merant plc and Registrant (Incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Registrant on March 9, 2004).

(e)	Not applicable.

(f)	Not applicable.

(g)	None.

(h)	None.